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                          Filed by DTE Energy Company
                    Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                          Commission File No 001-10070



                                   DTE ENERGY
                                        &
                                MCN Energy Group

                       Merger Financial Review Transcript

                                                                   March 8, 2001


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 1






                                 DTE ENERGY CO.

                                  MARCH 7, 2001
                                  9:00 A.M. CST



Coordinator                Good morning and welcome to the DTE Energy and MCN
                           Energy Group merger/financial review conference call.
                           Our leader on today's call will be Mr. Dave Meador, Senior Vice President of Finance and Treasurer. All lines will be on listen only until the question and answer session. At the end of today's presentation, instructions will be given should anyone wish to ask a question. Sir, you may begin.

D. Meador                  Thank you, Rosie. Good morning, everybody and welcome
                           to our conference call. Before we get started, I'd like to introduce the team here today. First of all, last Wednesday, DTE's Board of Directors promoted two of our outstanding financial team members, and I'd like to introduce them this morning. First, Dan
                           Brudzynski, who joined us in 1997 from Chrysler
                           Corporation, was promoted to Vice President and Controller; and Nick Corey, who Larry Garbarding introduced at our last conference call,


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 2

                           was promoted to Vice President and Treasurer. Congratulations to both of you. They are with us this morning.

                           Also with me is Lisa Muschong, DTE's Director of Investor Relations; and from MCN Energy we have Lee Dow, the Executive Vice President and Chief Financial Officer; and Stewart Lawrence, who is MCN's Director of Investor Relations.

                           Before we go any further, I'll ask Lisa to read the standard disclosure required by the SEC.

L. Muschong                This conference call and following question and
                           answer session will contain forward-looking statements. These statements will involve risks and uncertainties that may cause the actual results to vary materially. These risks and uncertainties may pertain to, but are not limited to, earnings forecasts, projected merger close, projected merger related operating cost synergies and actual operating results. Other factors that might cause actual results to vary, but are not limited to, are those discussed in DTE Energy's and MCN Energy Group's most recent filings with the Securities and Exchange
                           Commission.


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 3


D. Meador                  Thank you, Lisa. This morning we're doing a simulcast
                           over the Web, and hopefully you've been able to pull up the Web site with the presentation and either you'll scroll through it with us or print it out. But you will have to turn the pages as we go through this, and we will reference to the pages that we're on. I'm going to start on page 4, which is the Agenda.

                           This morning, we'd like to cover a handful of topics. The first one talking a little bit about DTE as an outstanding investment profile, talk about securitization and provide an update on the merger. Then we'll talk about 2001 and 2002 earnings guidance, we'll touch on our non-regulated growth and tax credits, and then we'll wrap up with a summary and move on to questions and answers.

                           If you'll turn to page 5, this is a summary that we've used before, but we're updating it for some of the events that have happened recently. We have believed and represented for some time that we believe that DTE is under-valued and continues to be an outstanding investment opportunity.

                           Some of the features that I'd like to emphasize, and we'll talk more about this, is that we have continued earnings per share growth, and our growth


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 4


                           has been very consistent and very credible. Our non-regulated earnings growth continues to move along very well and we've gone from zero to $100 million in four short years.

                           Today, we have regulatory certainty and we have a good relationship, not only with our regulators, but with some of the stakeholders in the state of Michigan. Now, we have merger certainty and improved economics from that merger, and we continue to make technology investments that differentiate DTE from our competitors.

                           If you'll turn to page 6, this slide shows our earnings per share growth from 1997 to 2000. DTE's net income has increased from $2.88 per share in 1997 to $3.39 in 2000. We've adjusted the 2000 earnings to reflect one-time merger related costs that now are spread over two years because of the delay in the merger, and we think it's fair to represent that this way.

                           As you can see here, our earnings have grown, on a compounded basis, at 6% during this period. We have been consistent and credible, and hopefully we are getting a reputation for communicating our objectives clearly to you and then delivering on those targets.
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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 5


                           Our non-regulated earnings continue to increase as a percent of total earnings, and that group of earnings has grown at a compounded growth rate of 30% since 1997. It is with this success that we feel very comfortable in setting more aggressive targets going forward, as we phase into our 8% growth rate.

                           Now, if you'll turn to page 7, I'll touch base on securitization and stranded cost recovery. DTE is currently issuing securitization bonds to fully and immediately recover 100% of our stranded costs. Last Friday, we priced $1.75 billion of securitization bonds with an average interest rate of 6.1%, with a settlement date for this Friday, March 9th.

                           Between the passage of legislation and the issuance of bonds, DTE Energy achieved the shortest time interval of any utility nationwide, and also we were the only utility to move forward with issuing bonds with no appeal. And I think that speaks to our relationship with the various stakeholders in the state of Michigan.

                           The securitization proceeds will be used to strengthen our balance sheet and increase shareholder value, and consistent with our prior guidance,


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 6


                           we'll be using the proceeds to retire existing debt, in the range of $1.3 billion, and repurchase outstanding stock in the range of $0.4 billion.

                           Next, I'd like to talk a little bit about the merger, and if you could turn to page 8. This is an illustration of some of the steps that we will take as we move forward to close the merger. This is building on some of what we talked about last week in MCN's conference call. Some of the steps that you can see in this chart include filing of the revised S-4, the revised U-1 filing with the SEC, and then the MCN shareholder vote process.

                           We will aggressively pursue this timetable jointly with MCN, and where possible, we will run concurrent processes to compress time where possible.

                           Please note that it's our intention to move very quickly after receiving FTC approval to initiate the integration process, including initiating the process to reduce our work force through early retirement and voluntary separation, and we anticipate doing that before close. However, during this whole process, we will respect the FTC requirements and we will avoid anything that could create a perception of gun jumping.

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 7


                           While we can't predict the timing or the outcome of the FTC and the SEC, this chart is consistent with the four to five month guideline that we provided last week on the MCN earnings call.

                           Now, I'd like to turn it over to Lee Dow, who'll offer some comments on MCN's stand-alone earnings for 2001, and then we'll pick up after that on page 9 with Dan Brudzynski. Lee?

L. Dow Thank you, Dave, and good morning. As promised last week, we're going to provide a little overview of 2001 guidance for MCN. Our expectation is about one dollar to $1.10 per diluted share for the full year 2001, on a standalone basis for MCN. It's important to note that this would exclude the unusual items or merger costs, as well as it assumes normal weather. Also, as discussed before, it continues to presume that we believe that we'll get through the 2001 calendar year process with a gross margin of break-even as opposed to what we had in 2000 and 1999 of profit.

                           I would also note that the one dollar to $1.10 we will be recognizing as part of the adoption of the Statement of Financial Accounting Standard 133, as it applies to accounting board derivatives, that we will be implementing that in the first quarter of 2001, and in conjunction

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 8


                           therewith, we'll recognize about $100 million net of tax charge, primarily associated with the marking to market of the pipeline capacity contracts that co-energy trading has. These are contracts that have been an historical drag on co-energy's earnings, and in large measure are costs that we likely would have been accruing and recognizing as part of the purchase accounting process with the merger anyway. So although it's a big number and it is not new information, we're just getting it out as part of the adoption of FAS-133.

                           And I'll also emphasize that the standalone numbers for full year 2001 don't reflect any impact of the coal finds or ... fueled facilities that MCN has, either the four that it has sold as well as the two additional that have been declared to be in service by the IRS, those amounts will be reflected in the comments that Dan Brudzynski will have, who now will speak next.

D. Brudzynski              Thanks, Lee and good morning everyone. What I'd like
                           to cover next on pages 9 through 11 are summaries of the combined DTE/MCN earnings outlook for 2001 and 2002.

                           Let's begin with 2001 on page 9. Starting with an adjusted 2000 base of $3.39 per share, we are targeting improvements in the base electric

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                          PAGE 9


                           business of $0.06 per share, which includes the impacts of legislation and securitization, also new growth in coal transportation and energy trading activities, energy related projects and merchant generation, should also add another $0.15 per share to 2001's results. This brings us to a stand-alone DTE Energy projection of $3.60 per share.

                           Assuming a July 1st close of the MCN merger, 29 million new DTE shares will be issued, having a dilutive effect on 2001's earnings. Average shares for the year are assumed to be 148 million. Incremental interest expense on $1.2 billion of merger debt is offset by six months of MCN earnings and income generated from the syn fuel projects.

                           Cost synergies are targeted for the second half of the year, as integration efforts will be initiated shortly after we receive the FTC go-ahead. The overall half-year impact of the merger has a dilutive effect on earnings, at $3.40 to $3.50 per share, primarily because of the seasonality of MCN's earnings.

                           We anticipate one-time merger related costs of $0.60 per share as a result of the early retirement program that will be initiated as part of our integration efforts, and facilities costs related to the consolidation of our

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 10


                           headquarters in Detroit. Adding back the effective goodwill aMurtization, an accounting practice which is expected to be discontinued by the Financial Accounting Standards Board, brings 2001's earnings picture into the $2.90 to $3.00 range.

                           Moving on to page 10 and the combined earnings picture for 2002. Beginning with the stand-alone DTE base for 2001, which I outlined on page 9, base growth for DTE is again targeted in the 6% to 7% range or $3.80 to $3.90 per share. The impact of the MCN merger has similar effects as 2001, but is on a full year basis.

                           The additional DTE shares issued and incremental interest expense have a downward effect on the 2002 stand-alone base. Average shares for the year are assumed to be 160 million. Full year MCN and syn fuel projected earnings, coupled with the first full year of cost synergies, contribute to the accretive nature of the merger, resulting in a combined earnings projection in the $3.90 to $4.00 range. Adding back the effective goodwill aMurtization brings 2002's earnings picture into the $4.10 to $4.20 range.

                           Moving on to page 11, this is a summary of the projected 2001 and 2002 time frames. Two thousand and one can be viewed under the context of a

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 11


                           partial year MCN earnings and the one-time restructuring charges related to merger synergies. Two thousand and two's earnings growth is in the 8% range off of the stand-alone DTE base of $3.60 with goodwill included, and about 14% following the anticipated change in accounting.

                           The impact of the goodwill accounting change steps us to a new basis in 2002. Going forward, we expect to continue from this basis in the 6% to 8% growth range.

                           Now, I'd like to turn it back to Dave Meador, who will finish off today's agenda.

D. Meador                  Thanks, Dan. If you can turn to page 12. On this
                           slide we have a couple of messages that we'd like to
                           convey. This shows DTE earnings in 1998 versus 2002.
                           The first point is on the bottom. You can see that
                           our earnings in 1998 were $3.05 a share and we have
                           grown our earnings on a steady and consistent basis,
                           and we will continue to do that, coming up with
                           earnings per share, as Dan indicated, in '02 of $4.10
                           to $4.20 per share.
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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 12


                           But more importantly, you can see the dramatic change in mix in earnings. If you went back to 1998, Detroit Edison comprised 93% of DTE's earnings, but if you go out into 2002, Detroit Edison only represents 59%. And you can see the remainder there with Mich-Con at 16% and then the combination of DTE's non-regulated earnings, which have continued to grow, combined with MCN's non-regulated operations put together, will represent 25% of our earnings in 2002, and we feel that that's an important point.

                           Now, if you can turn to page 13, I'd like to talk a little bit about tax credits. This has come up in a prior call and we've gotten other individual calls about this and we'd like to cover this in a little bit of detail.

                           This is a chart that is meant for illustrative purposes, and I'll talk to some of the elements. DTE generates tax credits for Syn Fuel operations, coke batteries, and bio-mass plants. The coke battery credits expire in 2003, and that's the hashed chart on this, I think it's actually in color on your slide, while the remaining credits extend to 2007, and that's under current law. But there is some anticipation that the new administration might extend some of these credits, but we'll have to wait and see how that plays out.

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 13


                           Now, to talk a little bit about of credits and how these work. First of all, credits cannot be generated in excess of regular tax. For example, you cannot generate credits in excess of 35%, which would be your standard tax rate. The alternative minimum tax, which is referred to as "AMT" sets the usage limit. If you generate credits over the AMT level but below your cap, you in essence carry forward credits. Currently, our AMT level is in the $60 million range and it rises in forward years to over $150 million as we're projecting.

                           As I mentioned, and this line that's in this chart, the limit on credit uses is meant to represent our AMT limit, so credits over that dark line going across this chart, in essence become carry forward credits.

                           Our appetite for these credits have been impacted in the last year by securitization, which reduces our taxable income, and have been further impacted by MCN merger debt and MCN net operating loss carry-forwards. Going forward, our appetite will be impacted by MCN asset sales and also by the potential divestiture by DTE of our transmission operations.
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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 14


                           We will manage our portfolio of credits by watching the overall cap and making sure that we never are in a situation where we actually lose a credit, and also we will manage our carry forward, and being mindful of the time value of money. And if we anticipate that we would be in a loss position for a credit or if we anticipated that our carry forward was too large, we will be monetizing credits. There's a ready market for credits, with major players interested in buying partnership interest that would give them access to these credits.

                           So, there's actually a competitive marketplace where we can monetize credits and because of the nature of the marketplace, we have a lot of flexibility in how we structure the sale of these credits, all the way from on one end of the spectrum to structuring these in a way where you have a one-time gain, to on the other end of the spectrum structuring tax credit sales to create an earnings stream that is very similar to as if I earned and booked the credits myself.

                           The first point here is that we have excess credits and we anticipate monetizing those credits and we have a lot of flexibility in how to do those.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 15


                           The second issue that has come up is regarding the
                           Section 29 credits on syn fuels, which are different than the bio-mass and coke battery credits. The IRS has previously issued over 35 rulings on syn fuel projects, and we believe our projects comply with those rulings.

                           Last year, because of some alleged abuses in the industry, the IRS temporarily suspended issuing new private letter rulings on these types of projects. They issued a notice on October 26th and had comments received by the 27th. We anticipate that the IRS will be issuing new guidance on these projects and then eventually issuing private letter rulings, and that our projects that we have will comply with the guidance that they provide, as they try to eliminate some of the extreme abuses in the industry.

                           However, there's been a delay in this whole process, partly because of the administration change, which is resulting in the appointment of a new chief tax counsel, and then also the President's proposed tax legislation will also cause some delay in the private letter ruling process and the new guidance on syn fuel credits.

                           Despite that, we have a proprietary approach that I will not be able to go into much detail on, but it provides us certainty through this whole process

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 16


                           and gives us enough certainty to have confidence to actually run the machines and book the credits prior to getting private letter ruling. So, relative to the syn fuel operations that we have, we had several machines that we had purchased from ... that we are currently running and then regarding the four machines that we purchased from MCN, two of the four we will initiate operations in the first quarter of this year, and the other two of the original four would be put into operations in the fourth quarter of this year.

                           Now, there's still two additional machines that Lee had indicated that MCN currently owns, and we would anticipate that they would be placed into service late this year or early next year.

                           When Dan Brudzynski provided earnings guidance, I'd just like to point out that 2001 earnings guidance is very conservative, there's very little syn fuel credits in that number. So I would describe the 2001 guidance as having upside potential and not at risk relative to these types of credits.

                           In addition to these credits, there's much discussion going on in Washington relative to energy and taxes, and we anticipate additional business opportunities unfolding as those discussions further.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 17


                           Now, if you could turn to page 14. We've mentioned this a couple of times, but you can see in this chart our non-regulated earnings have grown dramatically, and we expect this to continue in the future, in the area of energy services, energy trading and coal services. Also, working together with MCN on revenue synergies, which currently are not in our numbers, we see additional growth in the area of gas-fired merchant operations and then we will also continue to invest in our distributed generation business, DTE Technology, which we believe differentiates us from many other companies.

                           Our targeted earnings for our non-regulated business in 2005 is $300 million.

                           In summary, on page 15, as I mentioned when I opened up our comments, we believe that DTE is currently under-valued and is a very attractive investment. Part of our thinking around this is that we now have regulatory certainty, something we've pursued for many years, and we have merger certainty. Our non-regulated earnings continue to grow and will not only continue to grow in the absolute dollar amount, but as a percent of DTE's earnings will continue to increase as the base of our earnings.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 18


                           As a follow up to this call, we anticipate having a two-day analyst meeting in late spring. The focus of that meeting will be to get into more of our tactics and strategies around our non-regulated earnings. We also will focus on technology development and also at that time would be at more liberty to talk about revenue related synergies that we've not been able to talk to at this point in time because we don't have FTC approval.

                           So with that, we'd like to open it up for questions and answers.

Coordinator                Our first question comes from Paul Patterson of
                           Credit Suisse First Boston.

P. Patterson               Two thousand and three, I'd like to focus a little
                           bit on that. This tax credit monetization and what have you, could you just please give us an idea of what the net income that you're getting from tax credits in 2002 and what they would be in 2003? It looks like there would be a fall-off. Can you just give us, there's no net income on that graph or any dollar value on it and I was wondering if you could give us a little bit more clarity on that.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 19


D. Meador                  This is Dave Meador, and then I'll ask for Dan's
                           help, too. The tax credit graph shows that the syn fuel and bio-mass credits will continue, so we anticipate monetizing a combination of coke battery credits that will go away, but our objective would be to hold as many of the syn fuel credits as possible.
                           We can structure sales and arrangements where we own certain percentages in one year and that changes in forward years.

                           So, right now the earnings for 2002, Dan, would include approximately how much for syn fuel related credits?

D. Brudzynski              The '02 guidance is in the neighborhood of $40 to $45
                           million of net income. What happens in '03 is that you have a drop-off of credits of about a similar amount, kind of reflective of the graph. What's back-filling that in '03 and going forward is our strategy around an increased presence regionally in the merchant generation side, a growing trading business, Plug Power begins to become fully written off and we see some upside there, increased merger synergies. So there's a whole host of things that are in the queue to back-fill that drop-off in 2003, to keep us on our 6% to 8% trajectory.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 20


P. Patterson               Okay, now when you mention that Plug Power is fully
                           written off, could you give us an idea about what the, I mean, are you expecting the earnings to go positive there? I believe you guys are right now getting some sort of loss associated with that on your income statement, associated with Plug Power's losses. What are you expecting on the profitability of Plug Power in 2003?

D. Brudzynski              Currently, as planned at least, is that the losses
                           that we're going to be recognizing in '01 are very similar to the amounts in '02. The '02 losses are about roughly one-third or $5 to $6 million of net loss, and then they drop off in '03 completely, because the equity position in Plug is completely written off.

D. Meador                  So the way the accounting works is that we recognize
                           Plug losses until our position that's on the balance sheet is written down to zero. Plug will continue to have losses for several years after that and then as they turn profitable, we would start recognizing income from Plug. So we will go from a loss position to a neutral position for a couple of years, and then it'll reverse and you'll start actually picking up income in the forward years.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 21


P. Patterson               Okay, and could you give me an idea about what you
                           think pro forma in 2002, the capital structure of the combined company will be?

N. Corey This is Nick Corey. We have provided in the past our balance sheet targets for '02, and they haven't changed. We are targeting a solid Bbb, high Bbb rating for both the utility and the holding company. We'll have leverage of below 50% for the utility and slightly above that for the holding company as a whole.

P. Patterson               I'll jump off and let other people ask questions.
                           Thanks a lot.

D. Meador                  Thanks, Paul.

Coordinator                Our next question comes from Carlota Shen of JK
                           Utility Advisory.

C. Shen Good morning, Dave. Can you give just a guidance of your cost synergy numbers for '02 What are you assuming in terms of synergies and is there a concession there for sharing on that?

D. Meador                  Well, first of all, there is no concession on
                           sharing. We are in a rate freeze environment, so our anticipation is that there is not sharing. When we

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 22


                           originally announced the merger in October of '99, we referred to a pre-tax ten year number of one billion dollars in savings, and actually we've worked pretty hard at this, and now the ten year nominal number is about $1.1 billion. And the timing change is also, originally when we announced the merger, our cost to achieve was going to be in 2000 and then we were going to have a ramp up of positive synergies in '01.

                           So, this year the way that this will work is that we'll have a cost to achieve this year, but the pre-tax synergies that we are anticipating this year are in the $90 million range and then that ramps up to $130 million next year, and then eventually it levels off in the high $140's to 150 million.

Coordinator                Our next question comes from Paul Debas of Value
                           Line.

P. Debas                  Hello, I've got a couple of questions, three really.
                           Could you please talk about your position in non-regulated generation, how many megawatts you have now and what's coming online and how much you're spending there? And talk about each company's cap ex plans for this year and next, and also the combined company's dividend policy.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 23


D. Meador                  On the non-regulated side, we have several operations
                           that we had started in DTE. We have a peaker project in Indianapolis, it's referred to as the Georgetown
                           Project. We also had brought an old Detroit Edison plant back, it was an idle plant and we converted it to gas and it's called our River Rouge Project. In addition to that, we right now have a JV that we've entered into that we're not at liberty to discuss a lot of details about right now, that has four turbines with it, I believe, in the 320 megawatt range, and then we also have four additional turbines that we have placed an order with GE for early 2002 delivery.

                           We are entering this whole gas-fired arena very cautiously and only looking for opportunities that provide a financial profile, risk-adjusted, that we feel is prudent, so we are not necessarily going long on turbines as others have.

                           Regarding capital spending, we can give you guidance on the combined company and the utility, non-regulated, but then if you're interested we can break that down into Detroit Edison and Mich-Con. Dan, why don't you go ahead and take that?

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 24


D. Brudzynski              Cap ex for stand alone DTE, or Detroit Edison for
                           this year is about $650 million. That includes about
                           $150 million of anticipated spending around the environmental front for compliance with the new EPA standards. We have a bandwidth, I believe, going forward, of about $200 to $300 million on the non-regulated side, Base business, typical energy project related type spending and then as opportunities present themselves and obviously the shareholder value created around that, we will evaluate them as they come on the front.

                           The 2002 combined number for the two regulated utilities will be about $800 million; Mich-Con brings about $100 to $150 million of incremental capital spending. We should see a drop-off, though, in the regulated capital spending after 2003, as we begin to see some of these environmental expenditures dropping off, we anticipate about $400 million of going forward capital investments over the next two to three years, to get ourselves compliant with the new standards. Then you should probably see regulated electric and gas capital spending sort of dropping back down into the $500 to $600 range.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 25


P. Debas                  That $200 to $300 million non-regulated spending, is
                           that always looked at with the alternative being the stock buyback if you can't find attractive investments for that money?

D. Brudzynski              Yes.

P. Debas                  And the last question was about the dividend policy.

D. Meador                  There is no change anticipated at this point in time
                           in the dividend policy. We look at that at least once a year, with a variety of other broad financial policy decisions and with our board of directors, and at this point in time we anticipate no change.

P. Debas                  Thank you.

Coordinator                Our next question comes from Terry Shu of JP Morgan.

T. Shu                    I have a couple of questions. First, on the MCN
                           guidance for 2001, the one dollar to $1.10, I got a little confused when you talk about the adoption of FAS-133, the $100 million net of charge for the co-energy

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 26


                           contracts. Is that an additional amount? That's not inclusive of the one dollar to $1.10, right?

L. Dow That's correct. The one dollar to $1.10 is exclusive of that charge.

T. Shu                    That charge comes as a one-time charge that you would
                           report?

L. Dow The $100 million net of tax would be a one-time charge that's the impact of a change in accounting to adopt 133.

T. Shu                    When you talk about gas margin assumptions, that it's
                           break-even versus profits in prior years. Can you explain that again, which gas margins are you talking about specifically? And you gave the 2001 outlook, what is incorporated in the 2002 outlook if you look at MCN on a standalone basis? I just want to get a better idea of what is the earning power, normalized earnings, pre-cost synergies and such?

L. Dow Turning to the first question, in terms of gas cost margins, what I was referring to there was that Mich-Con has an experimental program in place under a gas cost freeze that expires at 12/31/01. It's a three-year program and we're now in its last year of it. In '99 as well as 2000, Mich-Con

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 27


                          made around $70 million pre-tax in that program. In '01, my guidance presumes that we either wind down the program under its natural course or the gas cost recovery mechanism is implemented pursuant to Mich-Con filing this spring. In either event, the assumption inherent in my guidance is that we're able to cover our costs of gas in 2001.

T. Shu And then the 2002 stand-alone entity and earnings prior to cost synergies would be what, incorporated in the combined forecast?

L. Dow I would expect that they would have one dollar to $1.10 with probably a 5%...increase inherent into it.

T. Shu So the dollar to $1.10, in fact, is the pure earning power with 5% type growth pre-merger, pre-synergies, etc.?

L. Dow                    That is correct.

T. Shu Just to question again on the consolidated company, on a pro forma basis, what is the total amount of goodwill which will be on the books after the closing?

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 28


D. Brudzynski             Right now, based on our current work, we're about
                          $1.4 billion of goodwill, I believe it's $1.36 billion.

T. Shu And if we go back to the non-regulated earnings contribution graph, which is on page 14, the $40 to $45 million that you talked about a total tax credit in '02, it's all part of this, right? In 2001, what is the tax credit part of the 2001 earnings?

D. Meador                 Are you talking about 2001, Terry?

T. Shu Right, the $125 million of net income from non-regulated sources. Is there about $50 million of tax credits?

D. Meador                 No, Terry. There's only really the two machines that
                          are the non-MCN machines, it's a relatively small dollar amount in the $125 million.

D. Meador                 The $45-ish million that we referenced is a 2002
                          number, this chart only goes through 2001.

T. Shu So 2001 is a small number, whatever it is, $20 million or something.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 29

D. Meador                   Right.

D. Brudzynski               Less than that.

D. Meador                   On a net income basis, it's less than that.

T. Shu Then, finally just the 2005 earnings goal of $300 million. Of the $300 million, if you could give us a rough breakdown, how much would be syn fuel type tax credit type earnings and how much trading, coal projects, etc.? Merchant energy? Just in broad terms, what would be the rough breakdown?

D. Meador                   Terry, I hate to do this, but I think I'm going to
                            have to defer to our two day meeting. We see this business, in essence, transforming in many ways.
                            This started out, in many ways, as a tax structured business that had very quick paybacks and high returns. Right now, we see a shift in areas such as coal services and trading, starting to put in some gas-fired operations, but not trying to go too long on assets. So right now we are looking at what I describe as the different phases of the business as it grows. We're going through a phase right now that is less capital

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 30



                            intensive and generating a fair amount of earnings, and the example would be our trading operations that we expect to ramp up.

T. Shu                     But you'll elaborate on all of that at your meeting?

D. Meador                   Yes.

T. Shu                     Which is in a couple of months, you said?

D. Meador                   Right, we're looking right now, we're trying to
                            finalize a date, late April, early to mid-May.

T. Shu                     Thank you.

D. Meador                   Thank you.

Coordinator                 Our next question comes from Paul Ridson of McDonald
                            Investments.

P. Ridson                   Good morning. I just wanted to clarify one point on
                            the last question. I had a couple of other questions. The one dollar to $1.10 guidance

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 31



                            assumes early reinstatement of the fuel clause, ahead of the 12/31 expiration of the plan?

L. Dow                      No, it does not.

P. Ridson                   So there's upside there?

L. Dow Not so much upside, what it assumes is that we break-even in 2001 without regard to whether we get the early GCR implemented.

P. Ridson                   And on page 9 of the handout, I was wondering what
                            line goodwill aMurtization is on in there? Is it bundled with share dilution?

D. Meador                   No, it's in the incremental earnings. That's the
                            line it's included on, on both pages, both 9 and 10.

P. Ridson                   And lastly, the 360 stand-alone guidance, what does
                            that assume regarding the monetization of...tax credits?

D. Meador                   You're looking at 2001?

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 32



P. Ridson                   Yes.

D. Meador                   Actually, that is very similar to the answer that we
                            previously have given. There are coke battery credits and bio-mass credits in that number that are not an issue right now, and there's a very small amount of syn fuel related credits related to the two pieces of equipment that we acquired from Co-Val and then two of the four MCN machines that we will book this year, we'll actually operate and book credits this year. So there's a small amount of syn fuel related credits in the stand-alone 360 number.

P. Ridson                   And just on an earlier point, you mentioned $90
                            million of pre-tax synergies in 2001. Is that a full year basis or is that what you expect to realize given a July '01 close?

D. Meador                   That is what we expect. It's more than a half year
                            because we are going to immediately start working on what I described as harvesting synergies post-FTC approval, so it is 2001, a full year number, but it's actually more than six months of synergies.

P. Ridson                   Thank you very much.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 33



D. Meador                   Thank you.

Coordinator                 Our next question comes from Vidula Murti of SAC
                            Capital.

V. Murti                    Good morning.

D. Meador                   Good morning.

V. Murti We kind of keep going back to this tax credit overview chart. I think you'd indicated an answer to an earlier question that the drop-off from 2002/2003 is approximately $40 to $45 million, correct?

D. Meador                   Right.

V. Murti In terms of this bar chart, then I think the question then is what is the dollar value in total? If we're dropping off $40 to $45 million from '02 to '03, how much is the total in '02?

D. Meador                   We are not going to provide that level of detail,
                            unfortunately. This is a bundled value that we think that we have differentiated ourselves in the marketplace, and some of these credits, and the mixture of credits, how

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 34


                            they will be sold, when they will be sold, we would put ourselves at a disadvantage to provide too much detail relative to trying to create value for our shareholders. So, at this point in time we're not going to give details as to how much credits, types of credits are there by year, and that's why this graph was drawn the way it was, without dollar amounts on the scale.

V. Murti Okay. Well, maybe if we kind of go out to 2005, since this is fairly stable post '02 here, when you take a look at your earnings target for $300 million from the non-regulated here, what percentage did the syn fuel and bio-mass account for out there?

D. Meador                   Dan, can we answer that now?

D. Brudzynski               I can answer it in the context that it will be
                            becoming a smaller and smaller percentage of the total, but you're probably, as I mentioned earlier, the syn fuel credits are targeted in the neighborhood of $40 to $45 million and you probably have another $10 to $15 million in bio-mass credits, so you're in, if you think in terms of a bread basket of fuel, 20% to 25% of the $300 million probably, or maybe more 20% would probably be more appropriate.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 35



D. Meador                   But building upon Terry Shu's question, I think
                            when we get together for the two day meeting we'll provide some insights as to, if you went out several years from now, what is the mixture of businesses and what are the quality of earning streams in that mixture of business that we see in 2005.

V. Murti But we're basically talking about somewhere in the aggregate of about between $50 to $60 million roughly, and that would be about 20% to 25% of the target.

D. Meador                   I think that's reasonable guidance, but actually
                            we're getting farther down the path of getting too precise about this at this point in time than I would rather do.

V. Murti Another question that I had was in terms of fueling the growth of non-regulated and meeting the internal construction. Is there any reason to expect to need to externally access capital markets during the period through '05 or do you feel that internally generated cash should be sufficient for both utility cap ex as well as non-reg cap ex?

N. Corey It will be a combination of both, internally generated funds and external finance.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 36



V. Murti Can you give us a sense as to whether any time in the forecast through '05 period that you look at, whether any common equity financing would be contemplated?

N. Corey Not at this point. We, of course, will evaluate it on a year by year basis.

V. Murti                    Thank you very much.

Coordinator                 Our next question comes from David Cohen of Farallon
                            Capital.

D. Cohen A couple of questions. On page 8, the merger timetable, when do you expect to file the revised S-4?

D. Meador                   Mid-March is our target right now.

D. Cohen And then, am I misunderstanding this, does this imply that you will have had the shareholder vote in June, but that you're going to wait two months to close while you work on integration synergies? That's what this chart looks like, unless I'm misunderstanding it.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 37


L. Dow This is Lee Dow speaking. I wouldn't assume any sort of meaningful precision in this graph. I would say with absolute confidence that there's no waiting for anything to close, that we will close as soon as we get all the requisite approvals to do so. This just highlights that a timeline of how we get four to five months out. Clearly, we need shareholder approval by MCN shareholders, the mailing of the proxy and the need to have a meeting, so that we do have some pretty broad time bars on this. But there is no waiting for us to get anything done in this time frame.

D. Cohen So there really shouldn't be a gap between the end of the MCN proxy line and the closing, as there is in this chart? There's no reason for that gap?

D. Meador                   No, but we have an idea about how long the proxy
                            will take, but I can't tell you when it's going to start. So the placement of that bar on this chart was a little bit arbitrary because it's not clear exactly how long the revised S-4 process will take with the SEC. So, as you can see in here, when we gave the four to five month guidance, we were being conservative, and if everything worked out, there would be a chance to accelerate this. But we've been so off in our projection of timings, we wanted to give the guidance of four to five months, taking everything into consideration and being as reasonable as possible.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 38



D. Cohen                    Thank you very much.

Coordinator                 Our next question comes from Alan Sapitan of...

A. Sapitan                  Thank you. You've answered most of my questions.
                            Getting back to the issue of the syn fuel tax credits. You gave us a brief overview of what's going on at the IRS, in terms of the review of
                            Section 29 rules, but you're highly confident that you're going to be able to take advantage of these credits. Could you explain where that confidence comes from, given what is apparently a review process going on at the IRS?

D. Meador                   I really can't do that, Alan. I'm sorry. We feel
                            that the approach that we're taking, and the reason
                            I use the word "proprietary" it's something that we believe is unique and it provides us a competitive advantage, and I would rather not tip my hat off to our competitors.

A. Sapitan                  As a practical matter, wouldn't the secondary price,
                            if you were to monetize these credits, wouldn't they be affected by an IRS ruling? Or are you suggesting that whatever it is that you're doing in a proprietary manner would insulate yourself from that risk as well?

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 39



D. Meador                   You're right, it would insulate us, whether we were
                            using and booking the credits or whether we were in a sale process or a monetization process.

A. Sapitan                  And one last question on the table, actually it's on
                            both eight and nine, from a financial pro forma standpoint you're assuming that the transaction with MCN closed July1?

D. Meador                   Yes.

A. Sapitan                  But that's as arbitrary as the table on page 8,
                            you're just hoping and guessing?

D. Meador                   Right, it was a reasonable start point. As soon as
                            we get an understanding of close dates, we can revise our guidance for 2001 with more precision, but we just picked that date because we thought it was reasonable and it's quarter end.

A. Sapitan                  One last question about the table on page 8, is it
                            your expectation or do you just not know that the final event will be a shareholder approval or the public utility holding company act approval?

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 40


L. Dow                      We just don't know.

A. Sapitan                  Thank you very much.

D. Meador                   Thank you.

Coordinator                 Our next question comes from Steven Korn of Goldman
                            Sachs Asset Management.

S. Korn                     Good morning.

D. Meador                   Good morning.

S. Korn I had a question regarding the, you mentioned that there's potential upside to the 2001 syn fuel credits if the IRS goes forward and rules on the PLR. Can you quantify what that upside would be?

D. Meador                   I don't think so at this time. I'd rather just leave
                            our guidance where it is and when we get more insights, we can provide updated guidance at that point in time.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 41




S. Korn Then, the estimates that you gave on page 8 and 9, do those include the $400 million share repurchase and the $1.3 billion debt retirement? And if so, what are your share price assumptions?

D. Meador                   I can tell you that they do include assumptions
                            around debt retirement and share buyback, but at this point I don't have the specific share assumptions, the price that is.

S. Korn                     But does it include the full $400 million?

D. Meador                   Yes.

S. Korn And then can you also quantify what you anticipate additional investments in Plug Power for 2001 and 2002 are expected to be?

D. Meador                   At this point in time, no decision has been made as
                            to how Plug will meet its cash needs, which I believe are a 2002 item. I think they have sufficient funds to get them through this year and the choices they have in front of them, there's been no final decision at this point in time, so we are not anticipating additional funding in the numbers that we're projecting at this point in time.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 42



S. Korn                     Thank you very much.

Coordinator                 Our next question comes from Zack Schreiber of
                            Solcorp.

Z. Schreiber                Actually, my questions have been asked and answered.
                            Thank you.

D. Meador                   Thanks, Zack.

Coordinator                 Our next question comes from Greg Orrill of Lehman
                            Brothers.

G. Orrill                   Good morning.

D. Meador                   Good morning, Greg.

G. Orrill                   I was wondering, just on the stock buyback, you have
                            authority to go up to 750 million, I was wondering if you're going to stop at the 400 million level or do you have plans to keep going?

D. Meador                   As I indicated before, we had an outstanding
                            authorization from our board at 10 million shares, which we have used 3 million of the 10 million, so there was roughly 7 million left on that authorization. As part of the

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 43



                            securitization process, we were looking for authorization for 13 million, and what we asked our board to do was to leave the remaining 7 million to give us some flexibility. At this time, we don't anticipate going at that higher level, but to build on a prior question, and this has been DTE's position for some time, we're going to continue to grow our non-regulated side of the business, however, if we do not find attractive projects on a risk adjusted basis, we're also committed to using our excess cash flow to buy back stock. So we wanted some flexibility going forward, in our authorization from our board, if we chose to do that. So at this point, we don't anticipate going beyond the 13 million, roughly, shares but we wanted that authorization in place.

G. Orrill                     Thanks a lot.

D. Meador                   Thank you.

Coordinator                 Our next question comes from Craig Lucas of
                            Zimmer-Lucas Partners.

C. Lucas                    Good morning, everyone.

D. Meador                   Hello, Craig.


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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 44



C. Lucas I've got a couple of questions. The first is about the FAS-133 write-down. If I understand, this is writing down the value of the capacity from the Michigan to the Henry hub, is that the pipeline capacity we're writing down?

L. Dow It would be upstream pipeline capacity serving predominantly the Midwest, not so much Henry hub as more likely mid-Continent area. But generally, from the supply basins to the Michigan market.

C. Lucas So essentially this is capacity that's become uneconomic due to this change in the geographic spread differential?

L. Dow It has become out of market, we're paying more for it than the current..., so I guess if that's uneconomic, yes.

C. Lucas What is the earnings increase that comes from the write-down of the capacity? Is it millions of dollars?

L. Dow The net of tax impact of eliminating that drag on future year's earnings is probably around $20 million in the energy marketing segment.



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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 45



C. Lucas                    I'm sorry, that's $20 million net or pre-tax?

L. Dow                      Net.

C. Lucas So you guys, before, had something like standalone shares or something like, I can't remember, 91 million shares or something?

L. Dow                      90.2 million.

C. Lucas Alright, so this is a big increase in terms of earnings pop from this, what $0.22 or something?

D. Meador                   Craig, I think you described this correctly last
                            week when we were talking about this on MCN's call.
                            In many ways this is the pre-booking of goodwill.

C. Lucas So this $100 million goes into the goodwill figure that was previously mentioned and aMurtized?

D. Meador                   Yes.



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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 46



L. Dow                      Or not.

C. Lucas Or not, that's right, depending upon the ultimate decision, which looks like it's not. But going back, someone had asked earlier about earnings growth from one dollar to $1.10, that's 5% off of that, you're getting a, let's say a $0.20 pop just from this. Was that factored into that previously mentioned '02 earnings guidance?

L. Dow Absolutely, because remember this is, in many respects, how you get from $0.75 in the year 2000 for MCN to the one dollar to $1.10, so we bake that into this change that is not recognized in 2001's guidance. It doesn't become an additive increment in future years, it just becomes all of our capacity is baked in at market prices rather than what we're paying for it. So you can't add $0.20 to the, this is not a year over year thing once we get past 2001, this is only a one-time addition that will eliminate...

C. Lucas                    It's a permanent increase in earnings?

L. Dow A permanent increase, but not a compounding increase, I guess is what I was...

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 47



C. Lucas Okay. The other problem that the company's had has been in the storage area. Could you talk about the changes in accounting there and the prospect for storage? I think you're actually losing money in storage, do you expect to break-even in storage or to have positive earnings in storage ultimately?

L. Dow We believe ultimately that storage will be a valuable asset. Unfortunately, in the last two years, with summer prices higher than winter prices, as we go into the summers, it has made storage not look very attractive to folks. We believe, however, that storage will ultimately have the value that it's had in the past. But our guidance for 2001 does not assume any meaningful change in the value of storage.

C. Lucas                    What was the loss in the storage in 2000?

L. Dow                      I don't know it off the top of my head.

C. Lucas It seems like it was a pretty large number, actually.

L. Dow It's hard to tell because that was the inventory accounting methodology as well as how we dealt with the trading around the storage assets.

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                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 48




C. Lucas I did a little back-hand calculation, and it looks like it's $0.15, is that something that I can use?

L. Dow                      That seems high to me.

C. Lucas                    So maybe it's a dime.

L. Dow That seems high, but I mean storage we have not built in any meaningful improvement in the storage operations...

C. Lucas There's two things, I mean getting rid of the loss is one thing and actually earning a return on the asset. So in the guidance you're saying that you assume that it continues to lose money as opposed to, you're going to have a positive return. Is that correct?

L. Dow Directionally correct. We assume no major improvement. Determining the cost of storage throughout all the business segments at MCN, it's difficult to isolate.

C. Lucas And in terms of the assumption that you're making regarding cash and the use of cash in the MCN forecast, what can you say about that, you've

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 49




                            assumed that all cash is used to pay off debt? How is cash used in your forecast of MCN?

L. Dow At MCN we are continuing, as we did in the year 2000 and as we sell assets, use the proceeds to pay down the debt. In 2001, we would expect capital expenditures of probably $160 million for MCN, full year, but we would also expect to continue to sell down when the opportunities arise, outer region assets and we would use those proceeds to pay down MCN debt.

C. Lucas My last question is just regarding the 2000 earnings at MCN. How much did the utility earn? Is there an assumption that the utility earned $1.14 or something, does that sound reasonable?

L. Dow                      Yes.

C. Lucas So, out of the total number, all other operations were something like a $0.40 drag or something?

L. Dow                      Yes.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 50



C. Lucas How much of that drag was just in terms of parent debt, in terms of millions of dollars, could you attribute to just parent level?

L. Dow                      That's difficult to...

C. Lucas Something like $15 million? Do you think that's reasonable?

L. Dow It wouldn't be useful for me to guess. Maybe we can get to you after.

C. Lucas                    Thank you very much for your help.

L. Dow                      Thank you.

D. Meador                   Thanks, Craig.

Coordinator                 Our next question comes from Luka Ipolito of
                            Chesapeake Partners.

L. Ipolito                  Actually, it was just answered a minute ago, so
                            thank you and good luck.

D. Meador                   Thank you.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 51




Coordinator                 Our next question comes from Paul Patterson of
                            Credit Suisse First Boston.

P. Patterson                Just a clarification. I'm sorry if it was answered
                            earlier, I had to jump off briefly. But what's the ROE that you guys are expecting MCN will earn at the utility for 2002?

L. Dow Mich-Con has a long tradition of earning more than its authorized cost of equity, so in the year 2000 we would have earned about 15%, even with the warmer than normal weather, I would expect in my earnings guidance in 2001 that we will continue to have return on equity of 12% to 13%.

P. Patterson                Twelve to thirteen percent is what you're thinking
                            about?

L. Dow                      Yes.

P. Patterson                And then the other thing I wanted to ask was in
                            terms of what the cost of electricity that you guys are planning on spending, that's DTE, for your net short position in 2002, and what you guys exactly expect the net position to be for 2002/2003, or some sort of guidance thereon in terms of

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 52




                            how that filled in and what have you, and can you give us sort of a prize per megawatt hour, what that might equate to?

D. Meador                   We usually don't provide the price per megawatt
                            hour. We'll talk a little bit about our hedging strategy and basically our coverage. Dan, do you have that handy?

D. Brudzynski               Two thousand and two's position will depend on
                            assumptions around customer choice, in other words, how many customers leave our system. But if you take a position that a lot of them stay or a more conservative position, about 1,640 megawatts will be our short position for '02. Now, we have a small piece of that that's financially covered, but also keep in mind that Dave mentioned we're beginning to develop more of a natural hedge, in other words putting additional generation into service through some of our non-regulated subsidiaries. So, we could be approaching approximately 40% to50% covered in '02. We're currently looking at our options around covering '02 completely, or being 100% hedged, and I just don't have the data, unfortunately, in front of me, around '03.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 53



P. Patterson                But that net short position, I guess, would go down
                            as you guys build up more of your own generation. Is that what you're saying on the non-regulated side?

D. Brudzynski               Absolutely.

D. Meador                   And as we lose customers to the customer choice
                            program.

P. Patterson                Right, but I guess what I'm wondering, though, you
                            must have some market price assumption then that the price of power will be lower for those customers to leave, isn't that correct?

D. Meador                   We do, and since we're in the market buying
                            electricity, I don't think it would be to my advantage to show my cards, of what my assumptions are on my price. We are in the market buying electricity every day and we just would rather not disclose that.

P. Patterson                Sure, no problem. Could you give us an idea about
                            what the dollar value that you guys are expecting for '01 or that you guys spent in '00?

D. Meador                   No, I can't do that.  I'm sorry.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 54




P. Patterson                You can't tell us historically what you spent in
                            2000?

D. Meador                   We could, we just don't have that readily available.
                            There is a dollar amount and an average cost per megawatt hour that I think we'll disclose on an historical basis.

P. Patterson                Could you give us any idea about the sensitivity of
                            earnings to pricing volatility or variation?

D. Meador                   Well, for this year there will be none because we've
                            basically locked in our short position.

P. Patterson                I meant in '02.

D. Meador                   We don't have the detail. We do anticipate, when
                            appropriately, locking in our short position, and at the forward curve today we could lock in at favorable margins that are embedded in our earnings guidance. So our anticipation is that we'll be able to protect the guidance that we've provided or even get better.

P. Patterson                Great.

                                                                  DTE ENERGY CO.
                                                          MODERATOR: DAVE MEADOR
                                                     MARCH 7, 2001/9:00 A.M. CST
                                                                         PAGE 55



D. Meador                   Thank you.

Coordinator                 Mr. Meador, I'd like to turn the meeting back over
                            to you for any closing comments.

D. Meador                   I'd like to thank everybody for participating and
                            bearing with us, including the simultaneous Webcast.
                            We look forward to seeing everybody at our two-day meeting later on this spring. Thank you.

DTE will be filing a post-effective amendment to its registration statement filed on Form S-4, which was filed with the SEC on November 12, 1999 and contains a proxy statement/prospectus for DTE and MCN, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the post effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the post effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from DTE Investor Relations at 2000 2nd Avenue, Detroit, Michigan 48226-1279 or from MCN Investor Relations at 500 Griswold Street, Detroit, Michigan 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.